SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 001-14982

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Huttig Building Products, Inc. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Huttig Building Products, Inc.

555 Maryville University Drive, Suite 240

St. Louis, MO 63141

REQUIRED INFORMATION

Item 1.

Not applicable.

Item 2.

Not applicable.

Item 3.

Not applicable.

Item 4.

(a)	Financial Statements and Schedules. Filed as part of this Report on Form 11-K are the financial statements and the schedules attached hereto of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as required by Form 11-K.

(b)	Exhibits. See Exhibit Index.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules

December 31, 2003 and 2002

(With Reports of Independent Registered Public Accounting Firms Thereon)

Report of Independent Registered Public Accounting Firm

The Trustee of the Huttig Building Products, Inc.

Savings and Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held (at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

St. Louis, Missouri

June 25, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Savings and Profit Sharing Plan Committee

Huttig Building Products, Inc.

We have audited the accompanying statement of net assets available for plan benefits of Huttig Building Products, Inc. Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri

June 5, 2003

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Investments:
Investments, at fair value	$70,937,426	58,572,785
Loans to participants	743,067	805,730

Total investments	71,680,493	59,378,515

Receivables:
Participant contributions	224,624	171,634
Employer contributions	270,347	267,467

Total recievables	494,971	439,101

Net assets available for benefits	$72,175,464	59,817,616

See accompanying notes to financial statements.

2

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2003 and 2002

	2003	2002
Additions:
Contributions and other additions:
Employer contributions	$1,571,673	1,755,238
Participant contributions	4,142,221	4,338,373
Participant rollover contributions	169,681	320,007

Total contributions and other additions	5,883,575	6,413,618

Investment income:
Interest and dividends	362,811	282,540
Interest on loans to participants	57,402	77,632
Net appreciation (depreciation) in fair value of investments	10,901,327	(15,236,603)

Total investment income (loss)	11,321,540	(14,876,431)

Total additions (loss)	17,205,115	(8,462,813)

Deductions:
Benefits paid to participants	4,824,823	10,053,625
Loan defaults	15,479	155,532
Administrative and other expenses	6,965	5,780

Total deductions	4,847,267	10,214,937

Net increase (decrease) in net assets available for benefits	12,357,848	(18,677,750)
Net assets available for benefits, beginning of year	59,817,616	78,495,366

Net assets available for benefits, end of year	$72,175,464	59,817,616

See accompanying notes to financial statements.

3

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

(a) General

The Plan is a defined contribution plan established by Huttig Building Products, Inc. (Huttig or the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established December 16, 1999 to offer the employees of the Company a means of saving funds, on a pretax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

Full-time employees are eligible to participate in the Plan upon completing 30 days of regular service. The Plan covers all employees of the Company or any other corporation affiliated with the Company, which has adopted the Plan, who have completed 30 days of service, as defined by the Plan, and are not leased employees. Each employee may become a participant of the Plan on the first day of any calendar month coinciding with, or following, the fulfillment of the eligibility requirements.

The Plan is administered by executives of Huttig. Prudential Trust Company serves as the Plan trustee (the Trustee) and The Prudential Investment Company of America serves as Plan record-keeper and custodian.

(b) Contributions

Plan participants may contribute between 2 and 16% of their annual compensation, up to the maximum allowable under Section 401(k) of the Internal Revenue Code. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the IRC or on an after-tax basis.

The Company contribution is discretionary, as determined by the board of directors of the Company, and is currently equivalent to 50% of the deferred savings, up to a maximum contribution based on 6% of eligible compensation contributed. All employer contributions are invested in Huttig common stock or in the form of cash, which is invested in Huttig common stock. If the contribution is in common stock, such contribution is based on the fair market value of the Huttig common stock contributed as of the day of delivery to the Trustee.

The Company may also make a profit-sharing contribution on a discretionary basis on behalf of all eligible participants, as defined in the Plan, whether or not they make an elective contribution for the Plan year. Profit-sharing contributions are based on the Company’s profitability and are allocated based on a participant’s yearly eligible compensation as a percentage of total eligible compensation for that particular year. These contributions are also subject to certain limitations. There were no profit sharing contributions remitted to the Plan in 2003 or 2002.

4	(Continued)

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Effective September 1, 2002, the Plan’s investment options were changed such that certain investment funds were no longer offered and new options were created. All assets previously invested in such funds were transferred into new and/or existing fund offerings.

(c) Investments

Participants may elect to place their deferred or nondeferred contributions into the following funds: Huttig Company Stock, Prudential Jennison Growth Fund Z, Prudential Stock Index Fund Z, Putnam International Growth A, MFS Mid Cap Growth, Fidelity Advisors Dividend Growth A, Lord Abbett Mid Cap Value Fund, Lord Abbett Small Cap Value Fund, and American Balanced Fund. Individual participants may further elect the Stable Value Fund. As a result of the spin-off of the Company by Crane Co. in 1999, all assets resulting from such transfer held within the Crane Co. Stock fund are held as a separate investment fund; however, participants are not permitted to direct any contributions to the Crane Co. stock fund after the effective date of the Plan.

(d) Vesting and Forfeitures

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of company contributions and the earnings thereon is determined based on participants’ years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement.

Any amounts forfeited are allocated towards the employer matching contributions for the Plan year following the year the forfeiture occurs. The amounts forfeited were $103,086 and $147,229 in 2003 and 2002, respectively.

(e) Payments of Benefits

Amounts in a participant’s account and the vested portion of a participant’s employer contributions are distributed upon retirement, death, disability, or other termination of employment. Distributions from Huttig common stock are made in cash. Forfeitures of the nonvested amounts are used to reduce Company discretionary contributions.

(f) Loans to Employees

Participants of the Plan may borrow funds from their accounts up to 50% of the total vested balance, but not more than $50,000, less the participant’s highest outstanding loan balance for the previous twelve-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over one to five years. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 2%. At December 31, 2003, the range is 5.00% to 11.50%. The outstanding balance of loans to participants was $743,067 and $805,730 as of December 31, 2003 and 2002, respectively. Interest income on the loan fund is included as interest income in the participants’ fund accounts based on their elected loan allocation.

5	(Continued)

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(g) Plan Member Accounts

Individual accounts are maintained for each plan participant to reflect the plan participant’s share of the Plan’s income, the Company’s contribution, and the Plan’s participant’s contribution.

(2)	Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(c) Administrative Expenses

The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan.

(d) Valuation of Investments

Investments in mutual funds and Huttig company stock are valued using publicly stated quotes as of the close of business on the last day of the plan year. Investment transactions are accounted for on the trade-date basis.

The cost value of participant loans is expected to approximate market value as the majority of the loans are limited to a five-year repayment schedule and interest rates within that time frame are not expected to fluctuate materially or to have a material effect on the financial statements.

The Plan’s guaranteed interest fund is included in the financial statements at December 31, 2003 at contract value, which approximates market value as reported to the Plan by the Trustee. Contract value represents the deposits less withdrawals made under the contract plus interest earned through the end of the plan year. The guaranteed interest fund has an average yield approximating the guaranteed rate of return. The guaranteed interest fund has a quarterly interest guarantee that is based on the five-year U.S. Treasury Note yield, which was 3.12% at December 31, 2003. The interest earned in this fund can change quarterly if the yield on the five-year U.S. Treasury Note index changes. Interest is credited to each participant’s account.

The Plan provides for investment in various investments and investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

6	(Continued)

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2003	2002
Stable Value Fund	$21,953,799	21,066,363
Fidelity Advisors Dividend Growth A	10,696,495	8,205,684
Prudential Jennison Growth Fund Z	10,018,849	7,114,502
Putnam International Growth A	2,491,727	3,233,625
Crane Company Stock*	7,102,352	5,077,568
Huttig Company Stock*	5,279,311	3,751,781
Prudential Stock Index Fund Z	4,214,326	3,441,665
American Balanced Fund	3,632,392	2,758,382
Other	5,548,175	3,923,215

Total investments	$70,937,426	58,572,785

*	Nonparticipant-directed.

During 2003, the Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Appreciation / (depreciation) in fair value:
Stable Value Fund	$843,181	1,056,252
Fidelity Advisors Dividend Growth A	1,844,283	(808,806)
Prudential Jennison Growth Fund Z	2,209,610	(3,346,578)
Crane company stock	2,552,363	(1,623,593)
Huttig company stock	198,643	(3,995,002)
Prudential Stock Index Fund Z	878,094	(1,071,137)
Putnam International Growth A	610,453	(672,963)
MFS Mid Cap Growth	750,537	(1,828,530)
Lord Abbett Mid Cap Value Fund	442,142	(9,649)
Fidelity Advisors Growth Opportunity T	—	(1,594,117)
Oppenheimer Enterprise A	—	(751,067)
Dreyfus Premier Balanced Fund A	27	(553,672)
Lord Abbett Small Cap Value Fund	2,835	—
American Balanced Fund	569,159	(37,741)

	$10,901,327	(15,236,603)

7	(Continued)

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(4)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2003	2002
Net assets:
Common stock	$4,703,318	3,309,744
Employer contributions receivable	270,347	267,467

Net assets	$4,973,665	3,577,211

	2003	2002
Changes in net assets:
Employer contributions	$1,571,673	1,755,238
Net (depreciation) appreciation in fair value of investments	183,494	(3,525,494)
Benefits paid to participants	(299,566)	(886,804)
Forfeitures	—	(41,311)
Transfers to other investments and other	(59,147)	75,795

Net change in net assets	$1,396,454	(2,622,576)

In 2003, the Plan allowed for certain participants to transfer funds out of this investment on a one-time basis. The investment continues to be non-participant directed, other than this one provision made by the Plan Administrator.

(5)	Tax Status

The Plan has obtained a tax determination letter dated June 20,2002. The Plan has been amended since the receipt of this letter; however, the Plan administrator and the Plan’s counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and was tax exempt through the year ended December 31, 2003. Accordingly, no provision for income taxes has been recorded in the financial statements.

(6)	Distribution of Assets Upon Termination of the Plan

Huttig reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and Huttig determines that the trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued, but Huttig determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. No plans have been made to terminate the Plan at this time.

8	(Continued)

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(7)	Reconciliation to Form 5500

For the year ended December 31, 2003, the Plan had approximately $494,971 of pending contributions to the Plan where amounts were contributed by both the employer and the employee, but not remitted to the Plan as of the last day of the year. These amounts are recorded as a receivable in the Plan’s statement of net assets available for plan benefits; however, these amounts are not recorded as a receivable per the Form 5500.

The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Forms 5500, which were filed for the years ended June 30, 2003 and 2002:

	2003	2002
Net assets available for plan benefits per Form 5500	$72,175,464	59,378,515
Amounts for participants and employer contribution receivables	—	439,101

Net assets available for plan benefits per financial statements	$72,175,464	59,817,616

At December 31, 2002, all participant and employer contributions receivables were recorded within the statement of changes in net assets available for benefits in the financial statements, but were not reflected with Form 5500.

(8)	Prohibited Transactions

During 2002, the Company underwent an audit by the Department of Labor. The audit resulted in the Company reimbursing $36,621 in lost earnings to employees relating to the delay in remitting contributions to the Plan.

(9)	Subsequent Event

Effective April 20, 2004 the Plan was amended to change the manner by which employer contributions are allocated as participants are now able to direct one-half of the matching contributions made by the Company to any of the investment options in the Plan. Additionally the Plan was amended so that if a participant is 100% vested in the Employer Match contributions, the participant will have the option of exchanging all or a portion of their existing balance out of Huttig Common Stock into any of the other investment options in the plan. The Plan provides for 100% vesting of company match funds after 5 years of employment or if employed by Huttig prior to December 16, 1999.

9

Schedule I

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Schedule H, line 4i—Schedule of Assets Held (at end of year)

December 31, 2003

	Cost	Fair value
Stable Value Fund		$21,953,799
Fidelity Advisors Dividend Growth A		10,696,495
Prudential Jennison Growth Fund Z*		10,018,849
Crane company stock*		7,102,352
Huttig company stock*—non-participant directed	6,380,210	4,703,318
Huttig company stock*—participant directed		575,993
Prudential Stock Index Fund Z*		4,214,326
Putnam International Growth A		2,491,727
American Balanced Fund		3,632,392
MFS Mid Cap Growth		2,759,125
Lord Abbett Mid Cap Value Fund		2,470,637
Lord Abbett Small Cap Value Fund		318,413
Participant loans, 5.25% to 10.5%*		743,067

		$71,680,493

*	Represents a party-in-interest allowable under ERISA regulations.

See accompanying report of independent registered public accounting firm.

10

Schedule II

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Schedule H, line 4j—Schedule of Reportable Transactions

Year ended December 31, 2003

	Purchases		Sales
	No. of trans.	Cost	No. of trans.	Cost	Sales price	Gain (loss)
Jennison Growth Fund Z	73	$1,837,493	140	$1,910,608	1,142,756	(767,851)
Fidelity Advisor Dividend Growth T	75	1,976,862	126	1,363,279	1,330,333	(32,945)
Stable Value Fund 80	86	3,080,687	145	2,918,899	3,036,432	117,533

See accompanying report of independent registered public accounting firm.

11

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HUTTIG BUILDING PRODUCTS, INC. SAVINGS AND PROFIT SHARING PLAN

Date: June 25, 2004	/s/ Thomas D. Tenhula
Thomas D. Tenhula
Director of Human Resources Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.